

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

John Koconis
Chief Executive Officer and Chairman of the Board of Directors
Timber Pharmaceuticals, Inc.
110 Allen Road, Suite 401
Basking Ridge, NJ 07920

      **Re: Timber Pharmaceuticals, Inc.**
          **Registration Statement on Form S-3**
          **Filed May 4, 2021**
          **File No. 333-255742**

Dear Mr. Koconis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc:    Alan Wovsaniker, Esq.